Exhibit 99.1

New Release

FOR IMMEDIATE RELEASE

Suncor Energy increases quarterly dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (November 14, 2023) – Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.545 per share on its common shares representing an increase of approximately 5% over the prior quarter dividend.

“The increase is supported by our improved operational performance and is consistent with our focus on growing free funds flow to support strong shareholder returns, which includes a sustainable and competitive dividend,” said Rich Kruger, Suncor President and Chief Executive Officer.

The dividend will be payable December 22, 2023 to shareholders of record at the close of business on December 1, 2023.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com